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JOSEPH R. FLEMING joseph.fleming@dechert.com +1 617 728 7161 Direct +1 617 275 8392 Fax

June 25, 2014

Catherine C. Gordon

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Dear Ms. Gordon:

We are writing in response to comments provided on June 16, 2014 with respect to Pre-Effective Amendment No. 1 to the registration statement filed on Form N-2 under the Securities Act, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (1940 Act”) on June 9, 2014 on behalf of Tekla Healthcare Opportunities Fund (“Trust”), a closed-end investment company (“PEA No. 1”). The Trust has considered your comments, and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Trust, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.         Please clarify in the disclosure what companies are considered by the Trust to be “Healthcare REITs”.

Response 1.  The disclosure has been revised to state that “The Trust may invest up to 25% of its Managed Assets in real estate investment trusts that derive their income from the ownership, leasing or financing of properties in the healthcare sector (“Healthcare REITs”).

Comment 2.         The Trust discloses that “The Trust may from time to time lend its portfolio securities in accordance with existing SEC guidance.”  Please revise the disclosure to clarify what existing SEC guidance permits.

Response 2. The disclosure has been revised accordingly.

Comment 3.  In the section captioned “Prospectus Summary” and sub-captioned “Investment Philosophy,” please (1) clarify in the disclosure what is meant by the Investment Adviser’s intention to invest “across the full capital structure” of healthcare securities and (2) revise the disclosure to indicate that the Investment Adviser “seeks to gain” access to special opportunities such as PIPEs and convertible securities.

Response 3.  The disclosure has been revised such that the final three sentences of this sub-section read as follows: “The Investment Adviser intends to invest the Trust’s assets across the full capital structure of healthcare securities.  A company’s capital structure refers to the way it finances its business and can include some combination of equity securities, debt securities or hybrid securities, such as convertible securities.  The Investment Adviser pursues its investment objective through the use of multiple sources of potential income, by varying the Trust’s exposure across the healthcare industry, and by seeking to gain access to special opportunities such as PIPEs and convertible securities.”

Comment 4.  In the section captioned “Prospectus Summary” and sub-captioned “The Trust’s Investments,” please revise the final sentence under “Healthcare Companies,” which currently states that the Investment Adviser “sees great promise” from several developing trends within healthcare companies.

Response 4.  The disclosure has been revised to read as follows: “The Investment Adviser also believes that the following trends have investment potential: (i) biopharmaceuticals, including products for novel targets; (ii) treatments for orphan and ultra-orphan (i.e., rare and extremely rare) diseases, including gene therapy; (iii) specialty pharmaceuticals; (iv) generic pharmaceuticals; (v) novel medical devices; (vi) life sciences tools and diagnostics; and (vi) products that will benefit from changes in the medical regulatory landscape.”

Comment 5.  In the section captioned “Net Asset Value,” please clarify what is meant by the following disclosure: “In addition, to the extent that the Trust values its foreign securities (other than ADR’s and ADS’s) as of the close of trading on various exchanges and over-the-counter markets throughout the world, the calculation of the Trust’s net asset value may not take place contemporaneously with the valuation of foreign securities held by the Trust.”

Response 5.  The purpose of this disclosure is to reflect that exchanges and over-the-counter (“OTC”) markets located outside of the United States may close prior to the time that the Trust calculates its net asset value (“NAV”).  As a result, the last sale price, last sale quotation (if market quotations are available) or last reported bid price (if there is no active trading in that security on a particular day) used by the Trust to value such foreign securities (in the absence of intervening events affecting the value of any such foreign security after the close of trading) may occur at a time that is different from the time that the Trust calculates its NAV (generally, 4:00 p.m. Eastern time each day the NYSE is open).

Comment 6.  Please revise the expense numbers in the “Hypothetical Example” to reflect expenses based on a $1,000 investment in the Trust.

Response 6.  The expense numbers have been revised accordingly.

Comment 7.  The “Organizational Expenses and Offering Costs” section of the Notes to Financial Statement includes the following disclosure: “Offering costs of $194,538 have been incurred through June 2, 2014….”  If there have been any material updates to the amount of offering expenses incurred through June 25, 2014, please include these in a subsequent events footnote.

Response 7.  There have been no material changes to the amount of offering expenses incurred through June 25, 2014 and, accordingly, no changes have been made in response to this comment.

Comment 8.  The “Investment Advisory and Other Affiliated Fees” section of the Notes to Financial Statement states that the Trust “is expected to enter into” an Investment Advisory Agreement and a Services Agreement.  Please revise this disclosure using more definitive language.

Response 8.  The disclosure has been revised to read as follows: “The Board has approved the Fund to enter into” an Investment Advisory Agreement and a Services Agreement.

Comment 9.  The “Investment Advisory and Other Affiliated Fees” section of the Notes to Financial Statement discloses the advisory fee to be “1.00% of the average daily net assets of the Fund.”  Please revise this disclosure to “1.00% of the Managed Assets of the Fund.”

Response 9.  The disclosure has been revised accordingly.

Comment 10.  In footnote 7 to the “Trust Expenses” table, please include a cross reference to the “Investor Support Services” section.

Response 10.  The requested cross reference has been added to the footnote.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 617-728-6171 or my colleague Lisa Price at 212-649-8795.  Thank you.

Sincerely,

/s/ Joseph R. Fleming

Joseph R. Fleming